Fulbright & Jaworski l.l.p.
                 A Registered Limited Liability Partnership
                        666 Fifth Avenue, 31st Floor
                        New York, New York 10103-3198
                              www.fulbright.com

mkraines@fulbright.com                               telephone:   (212) 318-3000
direct dial:  (212) 318-3261                         facsimile:   (212) 318-3400

                                  March 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

         Re:      Applied DNA Sciences, Inc.
                  Registration Statement on Form SB-2
                  Filed January 15, 2005
                  File No. 333-122848
                  -----------------------------------

Dear Mr. Riedler:

         On behalf of Applied DNA Sciences, Inc. (the "Company") and in response to the Staff's comment letter dated January 25, 2007 (the "Comment Letter") in connection with Amendment No.8 to the Company's above-referenced Registration Statement on Form SB-2 (the "Registration Statement"), we hereby submit proposed changes to the financial statements for your review.

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company's responses to those comments.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.       Prior to requesting  acceleration  for  effectiveness,  please refer to
         Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated financial statements.

         RESPONSE: Updated financial statements shall be provided in accordance with Item 310(g) of Regulation S-B prior to requesting effectiveness of the Registration Statement.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 2


Notes to Condensed Consolidated Financial Information

Note A - Summary of Significant Accounting Policies, page F-20

Note I - Restatement of Quarterly Financial Statements, page F-45

2.       We  acknowledge  your  response  to comments 4, 5 and 7 and reissue our comments. You have not provided us with sufficiently detailed disclosure that substantially revises your restatement footnote to explain why you made each correction of an error for the three and nine months ended June 30, 2006 and 2005 and the period from your inception through June 30, 2006. Please revise Note I to not only disclose the amount of each error and the related financial statement period and financial statement line item affected, but why each change occurred. That is, describe the nature of each error and the corresponding financial statement line items that it affected; tell us how you concluded that an adjustment was necessary; and tell us how you calculated that adjustment. Additionally, if a particular adjustment affects, for example, both your balance sheet and statements of operations and cash flows for a particular period, you should clearly illustrate that correlation in your description of the error. Your disclosure should provide a clear illustration of how you progressed from each financial statement line item "as reported" to "as adjusted" in each period, disaggregating the total error affecting each line item, preferably in tabular format with corresponding footnote disclosure. Examples of items that we would like you to clarify based on the information included in your December 22, 2006 supplemental response follow; however, you should provide this enhanced information for each error, as our list of examples is not exhaustive.

         o It is unclear, based on your explanation regarding the capitalization of debt issuance costs, why you recorded a $390,000 increase to selling, general and administrative (SG&A) expense for the three months ended June 30, 2006 without a corresponding decrease to your balance sheet. Please clarify.

         o Explain why, in general, you would record the fair value effect of stock-based compensation issued to non-employees/consultants to your interest expense or gain on fair value of debt derivative and wanrrant liabilities line items, as opposed to SG&A expense. It appears that you recorded various adjustments of this nature for the nine months ended June 30, 2006, as well as the cumulative period from your inception through June 30, 2006; for example, you recorded an increase in gain on fair value of debt derivative and warrant liabilities of $ 1,156,598 for the three months ended June 30, 2006 and a decrease in interest expense of $5,940,556 for the nine months ended June 30, 2006.

         o Tell us why the increase in "non-cash income attributable to the repricing of warrant and debt derivatives" of $4,131,604 in your narrative explanation of the adjustments to your statements of cash flows for the nine months ended June 30, 2006 and the period from your inception through June 30, 2006 does not correlate to the adjustment to the net gain on fair value of debt derivative and warrant liabilities line item on page 6 of your response letter (for both periods).

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 3



         o Tell us why an error of $1,365,000 occurred in relation to your issuance of common shares to settle related party debt and where you recorded that error on your statements of operations for the nine months ended June 30, 2005 and for the period from your inception to June 30, 2006. Similarly, tell us why and where on your statements of operations you recorded the other adjustments to the "non-cash fair value of common stock issued in exchange for services" that you have outlined on page 11 of your response letter.

         RESPONSE: We propose to amend the June 30, 2006 unaudited financial statements to read as follows:

         The accompanying condensed consolidated financial statements as of June 30, 2006 and the three and nine months ended June 30, 2006 and from September 16, 2002 (date of inception) through June 30, 2006 have been restated to correct its accounting for (a) the issuance of options and warrants in exchange for compensation and financing activities, (b) correcting the period reporting capitalized finance costs and current operating expenses and (c) errors in report preparation and miscellaneous accounting adjustments appropriate for the fair presentation of the financial statements.

         The effect of the adjustments in the restated financial statements is an increase in net loss of $136,401 from September 16, 2002 (date of inception) through June 30, 2006 and an increase in net income of $766,698 and $2,148,364 for the three and nine month periods ended June 30, 2006, respectively. There was no effect on total cash flows provided by (used in) operations, investing or financing activities.

         The following tables summarize the effects of these adjustments on the Company's condensed consolidated balance sheet as of June 30, 2006, condensed consolidated statements of losses for the three and nine months ended June 30, 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006 and the condensed consolidated statements of cash flows for the nine months ended June 30, 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006:

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 4


                                                 Condensed Consolidated Balance Sheet
                                                             June 30, 2006

                                                         As Previously
                                                           Reported                    Adjustment   Reference       As Restated
                                            --------------------------------------   --------------------------  -------------------
Cash                                        $                            1,931,173   $                           $        1,931,173
Accounts receivable, net                    $                               18,900   $                           $           18,900
Advances and other receivables              $                               11,611   $                           $           11,611
Prepaid expenses                            $                              146,667   $                           $          146,667
Total current assets                        $                            2,108,351   $                           $        2,108,351
Property, plant and equipment, net          $                               38,286   $                           $           38,286
Deposits                                    $                                8,322   $                           $            8,322
Capitalized finance costs                   $                            1,437,862   $                           $        1,437,862
Patents, net                                $                               17,376   $                           $           17,376
Intellectual property, net                  $                            8,083,629   $                           $       8,083,629
total assets                                $                           11,693,826   $                           $       11,693,826
Accounts payable and accrued liabilities    $                            4,680,849   $                           $        4,680,849
Notes payable, related party                $                              410,429   $                           $          410,429
Total current liabilities                   $                            5,091,278   $                           $        5,091,278
Convertible notes payable, net              $                            3,306,371   $                           $        3,306,371
Debt derivative and warrant liability       $                            5,698,286   $                           $        5,698,286
Total liabilities                           $                           14,095,935   $                           $       14,095,935
Preferred stock                             $                                    6   $                           $                6
Common stock                                $                              118,582   $                           $          118,582
Common stock subscription                   $                             (200,000)  $                           $         (200,000)
Additional paid in capital                  $                           81,860,606   $       136,400    a        $       81,997,006
Accumulated deficit                         $                          (84,181,303)  $      (136,400)   a        $      (84,317,703)
Total deficiency in stockholders' equity    $                           (2,402,109)  $                           $       (2,402,109)
Total liabilities and Deficiency in
   Stockholders' equity                     $                           11,693,826   $                           $       11,693,826

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 5


                                          Condensed Consolidated Statement of Income (Losses)
                                               For the Three Months Ended June 30, 2006
Sales                                                    $        18,900   $                                       $         18,900
Cost of sales                                            $        15,639   $                                       $         15,639
Gross margin                                             $         3,261   $                                       $          3,261
Selling, general & administrative                        $     1,190,967   $       390,000              b          $      1,580,967
Research and development                                 $             -   $                                                      -
Depreciation and amortization                            $       336,824   $                                       $        336,824
Total operating expenses                                 $     1,527,791   $       390,000              b          $      1,917,791
Net loss from operations                                 $    (1,524,530)  $      (390,000)             b          $     (1,914,530)
Net gain (loss) in fair value of debt derivative and
   warrant liability                                     $     2,337,263   $     1,156,698              c          $      3,493,961
Other income (expense)                                   $         8,483   $                                       $          8,483
Interest income (expense)                                $      (826,827)  $                                       $       (826,827)
Net income (loss)                                        $        (5,611)  $       766,698             b,c         $        761,087
Net income (loss) per share-basic                        $         (0.00)             0.01                         $           0.01
Net income (loss) per share-fully diluted                             NA              0.01                         $           0.01

                                          Condensed Consolidated Statement of Income (Losses)
                                                For the Nine Months Ended June 30, 2006
Sales                                                 $           18,900   $                                       $        18,900
Cost of sales                                         $           15,639   $                                       $        15,639
Gross margin                                          $            3,261   $                                       $         3,261
Selling, general & administrative                     $        4,955,055   $      (563,750)             d          $     4,391,305
Research and development                              $           75,276   $                                                75,276
Depreciation and amortization                         $        1,021,199   $                                       $     1,021,199
Total operating expenses                              $        6,051,530   $      (563,750)             d          $     5,487,780
Net loss from operations                              $       (6,048,269)  $      (563,750)             d          $    (5,484,519)
Net gain (loss) in fair value of debt derivative and
   warrant liability                                  $       18,606,563   $    (4,355,942)             e          $    14,250,621
Other income (expense)                                $           17,976   $                                       $        17,976

                                                                                  (136,400)             a
                                                                                  (563,750)             d
                                                                                 6,640,706              e
                                                                           ---------------
Interest income (expense)                             $       (9,117,785)  $     5,940,556                         $    (3,177,229)
Net income (loss)                                     $         3,458,485  $     2,148,364                         $     5,606,849
Net income (loss) per share-basic                     $              0.03             0.02                         $          0.05
Net income (loss) per share-fully diluted                            0.02             0.01                         $          0.03

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 6


                                        Condensed  Consolidated  Statement  of Income (Losses)
                                From September 16, 2002 (date of inception) through June 30, 2006
Sales                                                 $           18,900   $                                       $         18,900
Cost of sales                                         $           15,639   $                                       $         15,639
Gross margin                                          $            3,261   $                                       $          3,261
Selling, general & administrative                     $       70,072,368   $    5,838,514               f          $     75,910,882
Research and development                              $          968,711   $                                                968,711
Depreciation and amortization                         $        1,380,626   $                                       $      1,380,626
Total operating expenses                              $       72,421,705   $    5,838,514                          $     78,260,219
Net loss from operations                              $      (72,418,444)  $   (5,838,514)                         $    (78,256,958)
Net gain (loss) in fair value of debt derivative and
   warrant liability                                  $       35,307,553   $   (4,355,942)              e          $     30,951,611
Other income (expense)                                $           49,318   $                                       $         49,318
Interest income (expense)                             $      (47,119,730)  $   10,058,055               e          $    (37,061,675)
Net income (loss)                                     $      (84,181,303)  $     (136,401)                         $    (84,317,703)

                                            Condensed Consolidated Statement of Cash Flows
                                                For the Nine Months Ended June 30, 2006
Cash flows from operating activities
Net income (loss)                                      $        3,458,485   $    2,148,364                        $       5,606,849
Adjustments to reconcile to net used in operating
   activities
Depreciation and amortization                          $        1,021,199   $                                     $       1,021,199
Organization expenses                                  $                    $
Preferred shares issued in exchange for services       $                    $                                     $               -
Warrants issued to consultants                         $          606,850   $     (563,750)             d         $          43,100
Income attributable to repricing of warrants and debt
   derivatives                                         $      (10,118,917)  $   (4,131,704)             g         $     (14,250,621)
Financing costs attributable to issuance of warrants   $                    $    2,271,000              h         $       2,271,000
Amortization of beneficial conversion feature
   -convertible notes                                  $                -   $                                     $               -
Amortization of capitalized finance costs              $          247,238   $                                     $         247,238
Amortization of debt discount attributable to
   convertible debenture                               $                -   $      276,090              k         $         276,090
Fair value of common stock issued to related party in
   excess of debt                                      $                -   $                                     $               -
Common stock issued in exchange for services           $          710,200   $                                     $         710,200
Common stock issued in exchange for intellectual
   property                                            $                -   $                                     $               -
Common stock issued as penalty in connection with
   financing                                           $          773,958   $                                     $         773,958
Common stock canceled-previously issued for services
   rendered                                            $         (480,000)  $                                     $        (480,000)
Change in assets and liabilities:
Increase in accounts receivable                        $          (18,900)  $                                     $        (18,900)
Increase in prepaid expenses and deposits              $         (145,849)  $                                     $        (145,849)
Decrease in other assets                               $            5,940   $                                     $           5,940
Decrease in due related parties                        $          (52,662)  $                                     $         (52,662)
Increase (decrease) in accounts payable and accrued
   liabilities                                         $        1,685,792   $                                     $       1,685,792
Net cash used in operating activities                  $       (2,306,666)  $                                     $      (2,306,666)
Cash flows from investing activities:
Payments for patent filing                             $                -
Capital expenditures                                   $          (35,851)  $                                     $         (35,851)
Net cash used in investing activities                  $          (35,851)  $                                     $         (35,851)
Cash flows from financing activities
Proceeds from sales of common stock, net               $                -   $                                     $
Proceeds from issuance of convertible notes            $        4,242,500   $                                     $       4,242,500
Proceeds from exercise of options and warrants         $                -   $                                     $               -
Payment of debt                                        $                -   $                                     $               -
Proceeds from loans                                    $                -   $                                     $               -
Advances from shareholders                             $                -   $                                     $               -
Net cash provided by financing activities              $        4,242,500   $                                     $       4,242,500
Net increase in cash and cash equivalents              $        1,899,983   $                                     $       1,899,983
Cash and cash equivalents at beginning of period       $           31,190   $                                     $          31,190
Cash and cash equivalents at end of period             $        1,931,173   $                                     $       1,931,173

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 7


                                         Condensed  Consolidated Statement of Cash Flows
                                From  September  16, 2002 (date of inception) through June 30, 2006
Cash flows from operating activities
Net income (loss)                                      $      (84,181,303)  $     (136,400)             a         $     (84,317,703)
Adjustments to reconcile to net used in operating
   activities
Depreciation and amortization                          $        1,374,467   $       (5,756)             j         $       1,368,711
Organization expenses                                  $           88,500   $                                                88,500
Preferred shares issued in exchange for services       $        1,500,000   $                                     $       1,500,000
Warrants issued to consultants                         $        3,583,016   $    5,838,514              f         $       9,421,530
Income attributable to repricing of warrants and debt
   derivatives                                         $      (26,819,908)  $   (4,131,703)             g         $     (30,951,611)
Financing costs attributable to issuance of warrants   $       27,265,174   $   (1,846,500)             k         $      25,418,674
Amortization of beneficial conversion feature
   -convertible notes                                  $       10,461,000   $                                     $      10,461,000
Amortization of capitalized finance costs              $          247,238   $                                     $         247,238
Amortization of debt discount attributable to
   convertible debenture                               $                -   $      276,090              k         $         276,090
Fair value of common stock issued to related party in
   excess of debt                                      $        1,365,000   $                                     $       1,365,000
Common stock issued in exchange for services           $       31,284,573   $                                     $      31,284,573
Common stock issued in exchange for intellectual
   property                                            $       14,689,100   $                                     $      14,689,100
Common stock issued as penalty in connection with
   financing                                           $        1,550,487   $                                     $       1,550,487
Common stock canceled-previously issued for services
   rendered                                            $       (1,343,845)  $                                     $      (1,343,845)
Change in assets and liabilities:
Increase in accounts receivable                        $          (18,900)  $                                     $         (18,900)
Increase in prepaid expenses and deposits              $         (163,472)  $                                     $        (163,472)
Decrease in other assets                               $           (3,128)  $                                     $          (3,128)
Decrease in due related parties                        $                -   $                                     $               -
Increase (decrease) in accounts payable and accrued
   liabilities                                         $        4,079,990   $        5,755              j         $       4,085,745
Net cash used in operating activities                  $      (15,042,011)  $                                     $     (15,042,011)
Cash flows from investing activities:
Payments for patent filing                             $          (25,698)  $                                     $         (25,698)
Capital expenditures                                   $          (48,602)  $                                     $         (48,602)
Net cash used in investing activities                  $          (74,300)  $                                     $         (74,300)
Cash flows from financing activities
Proceeds from sales of common stock, net               $          432,000   $                                     $         432,000
Proceeds from issuance of convertible notes            $       13,446,500   $                                            13,446,500
Proceeds from exercise of options and warrants         $          343,750   $                                     $         343,750
Payment of debt                                        $          (24,854)  $                                     $         (24,854)
Proceeds from loans                                    $        2,750,000   $                                     $       2,750,000
Advances from shareholders                             $          100,088   $                                     $         100,088
Net cash provided by financing activities              $       17,047,484   $                                     $      17,047,484
Net increase in cash and cash equivalents              $        1,931,173   $                                     $       1,931,173
Cash and cash equivalents at beginning of period       $                -   $                                     $               -
Cash and cash equivalents at end of period             $        1,931,173   $                                     $       1,931,173

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 8


         (a) During its review of the issuance and valuation of equity instruments during the nine month period ended June 30, 2006, the Company determined that certain warrants to acquire the Company's common stock, which were issued to non-employees in connection with the Company's financing activities, were not valued in accordance with SFAS No. 123R. The Company corrected the valuation of these warrants as a net charge to interest expense and a credit to additional paid in capital in the amount of $136,400.

         (b) During its review of the issuance and valuation of the March 2006 debt instruments during the three month period ended June 30, 2006, the Company determined that $390,000, the cost related to the issuance of these debt instruments, was charged in error to selling, general and administrative expenses instead of capitalized debt issuance costs interest expense in the previous reporting quarter. The Company reduced the amounts recorded to selling general and administrative expenses for the three month period ended June 2006. The correction is intended to reflect the adjustment to capitalize financing costs in the proper reporting period. The net effect of this adjustment on the three month period ended June 30, 2006 is to increase operating expenses by $390,000. The adjustment as a result of the correction of the error has no net effect on operating expenses during the nine month period ended June 30, 2006 and the period from September 16, 2002 (date of inception) to June 30, 2006.

         (c) During the Company's review of the outstanding warrants and options to acquire the Company's common stock, it determined that the debt instruments should be reclassified as derivative liabilities as a result of distributing convertible notes containing embedded derivatives (see Note C). After further review, the Company determined that as of June 30, 2006, the derivatives were valued in error. The warrants were initially valued at $933,117. The correct valuation is $2,089,814, an increase of $1,156,698.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 9


         (d) During its review of the issuance and valuation of equity instruments, the Company determined that $563,750, the cost related to the issuance of certain warrants to acquire the Company's common stock, which were issued during the nine month period ended June 30, 2006 to non-employees in connection with the Company's financing activities, was recorded in error as selling, general and administrative expenses instead of interest expense. The Company corrected the error by reclassifying the amount of $563,750 to interest expense.

         (e) During its review of the issuance and valuation of equity instruments, the Company determined that certain warrants to acquire the Company's common stock, which were issued to non-employees during the year ended September 30, 2005 in connection with the Company's financing activities, were erroneously recorded as having been issued during the nine month period ended June 30, 2006. The effect of the error was an overstatement of $4,355,942 in the net gain in the fair value of the debt derivative and warrant liability and an overstatement of $6,640,706 in the net interest expense in the original filing, resulting in a net increase of $2,284,764 in income for the nine months ended June 30, 2006. This amount of $2,284,764 is comprised of the corrections of errors in the recording and valuation of the following warrants:

                                          Original amount     Revised Amount    Increase/(decrease)
Warrants issued in December 2004                $ 394,698        $ 3,169,052           $ 2,774,354
Warrants issued in February 2005                        -             72,017                72,017
Warrants issued in June 2005 (Company
determined warrants were not properly
authorized and issued)                            849,047                  -              (849,047)
Warrants previously cancelled, later
determined issued                                (287,440)                 -               287,440
                                                ----------       ------------          ------------
                                                $ 956,305        $ 3,241,069           $ 2,284,764
                                                ==========       ============          ============

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 10


         The adjustment of $2,284,764, net of the additional cost of warrants issued (see Note A above) of $136,400, results in an aggregate increase of $2,148,364 in net income for the nine month period ended June 30, 2006, from $3,458,485 to $5,606,849.

         (f) During its review of the issuance and valuation of equity instruments, the Company determined that $5,838,514, the fair value of certain warrants to acquire the Company's common stock that were issued to non-employees during the period from September 16, 2002 (date of inception) through June 30, 2006 in connection with payment for services rendered to the Company, was erroneously recorded as interest expenses instead of selling, general and administrative expenses.

         (g) During its review of the issuance and valuation of equity instruments, the Company reclassified the amortization of debt discount attributable to the issuance of $4,131,704 of convertible debt separately from the income attributable to repricing of warrants and debt derivatives, as set forth below:

Reclassification of initial warrant valuations relating to financing from
interest to separate line item in cash flow statement:                         $2,271,000
Change in non warrant valuations as described in (a) above:                     1,584,614
Reclassification of amortization of debt discount to separate cash flow
line item                                                                         276,090
                                                                               ----------
Total:                                                                         $4,131,704
                                                                               ==========

         (h) During its review of the issuance and valuation of equity instruments, the Company separately reclassified from income attributable to repricing of warrants and debt derivatives, the value of warrants issued in connection with the issuance of debt having a fair value of $2,271,000.

         (i) During its review of the issuance and valuation of equity instruments, the Company reclassified the amortization of debt discount attributable to the issuance of convertible debt of $276,090 separately from income attributable to repricing of warrants and debt derivatives.

         (j) During its review of capital expenditures and related depreciation and amortization, the Company corrected a classification error of $5,756 between the depreciation and amortization expenses line item and accounts payable within the cash used in operating expenses.

         (k) During its review of the issuance and valuation of equity instruments, the Company determined that $1,846,500, the fair value of certain warrants to acquire the Company's common stock issued to non-employees in connection with payment for services rendered to the Company, was charged in error to interest expense instead of selling, general and administrative expenses.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 11



3. Refer to comment number 5 and your reference to your response to comment 4. It is not clear from your response to comment 4 whether you have made any adjustments to additional paid-in capital, as initially described in Note I of the financial statements in amendment number 8 to your Form SB-2. Please explain to us and clarify in the filing whether you made any adjustments to additional paid-in capital and tell us the basis for those adjustments. If the explanations previously provided in Note I (as filed) were in error, please clarify.

         RESPONSE: The Company charged selling, general and administrative costs and increased additional paid in capital in the amount of $136,400 in connection with that correction of errors in the accounting for and recording of the issuance of warrants to acquire the Company's common stock to non-employees during the nine months ended June 30, 2006. The warrants were not valued in accordance with SFAS No. 123R. The Company corrected the valuation of warrants issued as a net charge to interest expense and a credit to additional paid in capital in the amount of $136,400.

4.       We  acknowledge  your  response to comment 8 and  reissue our  comment.
         Please clarify for us and in your filing why you believe that you appropriately classified certain error corrections related to the valuation of your warrant liabilities pursuant to EITF No, 00-19 within interest income (expense) for all periods presented in Note I of your interim financial statements and Note M of your annual financial statements. We specifically refer you to the material increase in "non-cash financing costs attributable to the issuance of warrants" of approximately $23.1 million for the nine months ended June 30, 2005 discussed on page 10 of your response, which appears to correlate to the increase in interest expense that we have noted above in comment 2. Additionally, provide us with a detailed analysis of each correction that aggregates to the $23.1 million and explain how each connection relates to one of your various financing transactions.

         RESPONSE: In connection with the issuance of convertible promissory notes in 2005, the Company issued warrants with registration rights for the underlying shares. As the registration rights agreement provides for the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet $23,148,214 and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrant on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 12


         See response to comment 5 (Note E), below.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M - Restatement of Financial Statements, page F-91

5.       We  acknowledge  your  response  to  comments 6 and 10 and  reissue our comments. You have not provided us with sufficiently detailed disclosure that substantially revises your restatement footnote to explain why you made each correction of an error for the year ended September 30, 2005 and the period from your inception through September 30, 2005. Please revise Note M to not only disclose the amount of each error and the related financial statement period and financial statement line item affected, but why each change occurred. That is, describe the nature of each error and the corresponding financial statement line items that it affected; tell us how you concluded that an adjustment was necessary; and tell us how you calculated that adjustment. Additionally, if a particular adjustment affects, for example, both your balance sheet and statements of operations and cash flows for a particular period, you should clearly illustrate that correlation in your description of the error. Your disclosure should provide a clear illustration of how you progressed from each financial statement line item "as reported" to "as adjusted" in each period, disaggregating the total error affecting each line item, preferably in tabular format with footnote disclosure. Examples of items that we would like you to clarify based on the information included in your December 22, 2006 supplemental response follow; however, you should provide enhanced information for each error, as our list of examples is not exhaustive.

         o In general, your use of the term "erroneously" does not sufficiently tell us how you determined that your financial statements were in error. For example, tell us what is meant by your "erroneous" recording of the $1,365,000 error related to your issuance of common shares to a former director in exchange for previously incurred debt. Please also revise your proposed disclosures to Note I accordingly.

         o Tell us why you recorded the $3,960,000 decrease in "non-cash cost of common stock issued pursuant to an employee stock option plan" in your statement of cash flows for the year ended September 30, 2005 and clarify the line items that this adjustment affected in your corresponding balance sheet and statement of operations.

         o Tell us why you recorded the $9,079,000 adjustment to your statement of cash flows for the year ended September 30, 2005, which you attribute to stock subscription proceeds. Clarify the other financial statement line items that this adjustment affected.

         RESPONSE: We propose to amend our Footnote M to the September 30, 2005 financial statements to read as follows:

         The accompanying consolidated financial statements as of September 30, 2005 for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005 have been restated to correct the accounting for (a) the issuance of warrants in exchange for compensation and financing activities, (b) the valuation of stock issued in settlement of related party debt, (c) the unrecorded expense accruals relating to penalties due for late registration, and (d) the errors in report preparation and miscellaneous accounting adjustments appropriate for the fair presentation of the financial statements.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 13



         The effect of these adjustments is an increase in net loss of $14,499,139 for the period from September 16, 2002 (date of inception) through September 30, 2006 and for the year ended September 30, 2005. The effect on cash flows used in operations was a reduction of $23,903 for the year ended September 30, 2005 and an increase of $5,604 from September 16, 2002 (date of inception) to September 30, 2005. Cash flow used in investing activities increased by $16,757 for the year ended September 30, 2005 and decreased by $12,750 for the period from September 16, 2002 (date of inception) through September 30, 2005. Cash flow from financing activities increased by $7,146 for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005.

         The following tables summarize the effects of these adjustments on the Company's consolidated balance sheet as of September 30, 2005, consolidated statements of operations for the year ended September 30, 2005 and from September 16, 2002 (date of inception) through September 30, 2005 and the consolidated statements of cash flow for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005.

                                                 Condensed Consolidated Balance Sheet
                                                          September 30, 2005

                                                              As Previously
                                                                Reported          Adjustment      Reference  As Restated
                                                            ---------------------------------------------------------------
Cash                                                        $          31,190    $                          $       31,190
Accounts receivables and advances                           $          12,429    $                          $       12,429
Total current assets                                        $          43,619    $                          $       43,619
Property, plant and equipment, net                          $           8,064    $                          $        8,064
Deposits                                                    $          14,262    $                          $       14,262
Patents, net                                                $          22,493    $                          $       22,493
Intellectual property, net                                  $       9,094,082    $                          $    9,094,082
Total assets                                                $       9,182,520    $                          $    9,182,520
Accounts payable and accrued liabilities                    $       2,185,468    $        331,989     a     $    2,517,457
Accounts and notes payable, related party                   $         410,429    $         52,662     a     $      463,091
Total current liabilities                                   $       2,595,897    $        384,651     a     $    2,980,548
Debt derivative and warrant liability                       $               -    $     13,673,574     b     $   13,673,574
Total liabilities                                           $       2,595,897    $     14,058,225    a,b    $   16,654,122
Preferred stock                                             $               6    $                          $            6
Common stock                                                $         112,230    $                          $      112,230
Common stock subscribed                                     $          20,000    $                          $       20,000
Additional paid in capital                                  $      81,879,801    $        440,914     c     $   82,320,715
Accumulated deficit                                         $     (75,425,414)   $    (14,499,139)          $  (89,924,553)
Total deficiency in stockholders' equity                    $       6,586,623    $    (14,058,225)          $   (7,471,602)
Total liabilities and Deficiency in Stockholders' equity    $       9,182,520    $                          $    9,182,520

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 14


                                              Condensed Consolidated Statement of Losses
                                                 For the Year Ended September 30, 2005
Operating expenses:
Selling, general & administrative           $          42,662,152   $     8,051,865           d        $       50,714,017
Research and development                    $             638,873   $                                  $          638,873
Depreciation and amortization               $             356,266   $                                  $          356,266
Total operating expenses                    $          43,657,291   $     8,051,865           d        $       51,709,156
Net loss from operations                    $         (43,657,291)  $    (8,051,865)          d        $      (51,709,156)
Net gain (loss) in fair value of debt
   derivative and warrant liability         $                   -   $    16,700,990           e        $       16,700,990
Other income (expense)                      $               4,957   $                                  $            4,957
Interest income (expense)                   $          (8,958,046)  $   (23,148,264)          f        $      (32,106,310)
Net loss                                    $         (52,610,380)  $   (14,499,139)        d,e,f      $      (67,109,519)
Net loss per share-basic and fully diluted  $               (0.82)  $         (0.23)                   $            (1.05)

                                            Condensed Consolidated Statement of Losses
                                  From September 16, 2002 (date of inception) through September 30, 2005
Operating expenses:
Selling, general & administrative               $     63,483,689   $       8,051,915          d        $      71,535,604
Research and development                        $        877,408   $                                             877,408
Depreciation and amortization                   $        359,427   $                                   $         359,427
Total operating expenses                        $     64,720,524   $       8,051,915          d        $      72,772,439
Net loss from operations                        $    (64,720,524)  $      (8,051,915)         d        $     (72,772,439)
Net gain (loss) in fair value of debt
   derivative and warrant liability             $              -   $      16,700,990          e        $      16,700,990
Other income (expense)                          $         31,342   $                                   $          31,342
Interest income (expense)                       $    (10,736,232)  $     (23,148,214)         f        $     (33,884,446)
Net loss                                        $    (75,425,414)  $     (14,499,139)       d,e,f      $     (89,924,553)
Net loss per share-basic and fully diluted      $          (2.12)              (0.41)                  $           (2.53)

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 15


                                            Condensed Consolidated Statement of Cash Flows
                                                 For the Year Ended September 30, 2005
Cash flows from operating activities
Net income (loss)                                      $      (52,610,380)  $     (14,499,139)      d,e,f       $      (67,109,519)
Adjustments to reconcile to net used in operating
   activities
Depreciation and amortization                          $          350,107   $                                   $          350,107
Organization expenses                                  $                    $
Preferred shares issued in exchange for services       $                -   $                                   $                -
Warrants issued to consultants                         $          956,304   $       6,402,264         d         $        7,358,568
Income attributable to repricing of warrants and debt
   derivatives                                         $                    $     (16,700,991)        e         $      (16,700,991)
Financing costs attributable to issuance of warrants   $                    $      23,148,214         f         $       23,148,214
Amortization of beneficial conversion feature
   -convertible notes                                  $        8,836,000   $                                   $        8,836,000
Fair value of common stock issued to related party in
   excess of debt                                      $                -   $       1,365,000         d         $        1,365,000
Common stock issued in exchange for services           $       14,805,128   $       3,371,513         g         $       18,176,641
Common stock issued in exchange for intellectual
   property                                            $       14,689,100   $                                   $       14,689,100
Common stock issued for ESOP                           $        3,960,000   $      (3,960,000)        g         $                -
Common stock issued as penalty in connection with
   financing                                           $          776,529   $                                   $          776,529
Common stock canceled-previously issued for services
   rendered                                            $       (1,078,270)  $         500,000         g         $         (578,270)
Change in assets and liabilities:
Increase in accounts receivable                        $                    $         (12,429)        g         $          (12,429)
Increase in other assets                               $          (12,429)  $          12,429         g         $                -
Decrease in security deposits                          $            9,297                                                    9,297
Capital expenditures                                   $           16,757   $         (16,757)        h         $                -
Increase (decrease) in accounts payable and accrued
   liabilities                                         $          297,755   $         365,993        a,i        $          663,748
Increase in due related parties                        $         (111,943)                                                (111,943)
Net cash used in operating activities                  $       (9,116,045)  $         (23,903)  a,d,e,f,g,h,i   $       (9,139,948)
Cash flows from investing activities:
Payments for patent filing                             $           (4,347)                                                  (4,347)
Capital expenditures                                   $                    $          16,757         h         $           16,757
Net cash used in investing activities                  $           (4,347)  $          16,757         h         $           12,410
Cash flows from financing activities
Proceeds from sales of common stock, net               $                -   $                                   $
Proceeds from subscription of common stock             $        9,079,000          (9,079,000)        j
Proceeds from issuance of convertible notes            $                    $       9,079,000         j         $        9,079,000
Proceeds from exercise of options and warrants         $           70,750   $          32,000         g         $          102,750
Payment of debt                                        $                -   $         (24,854)        i         $          (24,854)
Proceeds from loans                                    $                -   $                                   $                -
Advances from shareholders                             $                -   $                                   $                -
Net cash provided by financing activities              $        9,149,750   $           7,146       g,i,j       $        9,156,896
Net increase in cash and cash equivalents              $           29,358   $               -                   $           29,358
Cash and cash equivalents at beginning of period       $            1,832   $               -                   $            1,832
Cash and cash equivalents at end of period             $           31,190   $               -                   $           31,190

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 16


                                   Condensed Consolidated Statement of Cash Flows
                        From September 16, 2002 (date of inception) through September 30, 2005
Cash flows from operating activities
Net income (loss)                                     $     (75,425,414)   $       (14,499,139)      d,e,f        $     (89,924,553)
Adjustments to reconcile to net used in operating
   activities
Depreciation and amortization                         $         353,268    $                                      $         353,268
Organization expenses                                 $          88,500    $                                                 88,500
Preferred shares issued in exchange for services      $       1,500,000    $                                      $       1,500,000
Warrants issued to consultants                        $       2,976,166    $        6,402,264          d          $       9,378,430
Income attributable to repricing of warrants and
   debt derivatives                                   $               -    $      (16,700,991)         e          $     (16,700,991)
Financing costs attributable to issuance of warrants  $               -    $       23,148,214          f          $      23,148,214
Amortization of beneficial conversion feature
   -convertible notes                                 $      10,461,000    $                                      $      10,461,000
Fair value of common stock issued to related party
   in excess of debt                                  $               -    $        1,365,000          d          $       1,365,000
Common stock issued in exchange for services                                                           g
                                                      $      27,202,860    $        3,371,513                     $      30,574,373
Common stock issued for ESOP                          $       3,960,000    $       (3,960,000)         g          $
Common stock issued in exchange for intellectual
   property                                           $      14,689,100    $                                      $      14,689,100
Common stock issued as penalty in connection with
   financing                                          $         776,529    $                                      $         776,529
Common stock canceled-previously issued for services                                                   g
   rendered                                           $      (1,363,845)   $          500,000                     $        (863,845)
Change in assets and liabilities:
Increase in accounts receivable                       $               -    $          (12,429)         g          $         (12,429)
Increase other current assets                         $         (12,429)   $           12,429          g          $
Increase in security deposits                         $         (14,262)   $                                      $         (14,262)
Increase in capital expenditures                      $         (12,750)               12,750          h
Increase in other assets                              $         (13,890)   $                                      $         (13,890)
Increase in due related parties                       $          40,753    $                                      $          40,753
Increase (decrease) in accounts payable and accrued
   liabilities                                        $       2,053,464    $          365,993         a,i         $       2,419,457
Net cash used in operating activities                 $     (12,740,950)   $            5,604    a,d,e,f,g,h,i    $     (12,735,346)
Cash flows from investing activities:
Payments for patent filing                            $         (25,698)   $                                      $         (25,698)
Capital expenditures                                  $                    $          (12,750)         h          $         (12,750)
Net cash used in investing activities                 $         (25,698)   $          (12,750)         h          $         (38,448)
Cash flows from financing activities
Proceeds from sales of common stock, net              $         432,000    $                                      $         432,000
Proceeds from subscription of common stock            $       9,204,000    $       (9,204,000)         j          $
Proceeds from issuance of convertible notes           $               -    $        9,204,000          j                  9,204,000
Proceeds from exercise of options and warrants        $         311,750    $           32,000          g          $         343,750
Payment of debt                                       $                    $          (24,854)         i          $         (24,854)
Proceeds from loans                                   $       2,750,000    $                                      $       2,750,000
Advances from shareholders                            $         100,088    $                                      $         100,088
Net cash provided by financing activities             $      12,797,838    $            7,146        g.i,j        $      12,804,984
Net increase in cash and cash equivalents             $          31,190    $                -                     $          31,190
Cash and cash equivalents at beginning of period      $               -    $                                      $               -
Cash and cash equivalents at end of period            $          31,190    $                -                     $          31,190

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 17


         (a) Accounts payable and accrued expenses:

         As previously reported      $ 2,185,468

         Adjustment, net                 331,989
                                     -----------
         As restated                 $ 2,517,457

         In connection with the placement of convertible promissory notes in the amount of $1,465,000 in December 2004 and $1,675,000 in 2003,
         aggregating $3,140,000, the Company was obligated pursuant to the terms of a registration rights agreement to pay liquidated damages of 3.5% of the aggregate convertible note financing amount each month in the event it failed to have a registration statement registering the shares underlying the convertible notes declared effective by the specified deadline. During its comment process on the Company's Registration Statement on Form SB-2, as amended, the Securities and Exchange Commission requested that the Company provide additional disclosure regarding the Company's accounting policies in connection with the accounting for previously issued common stock, convertible notes and warrants issued pursuant to the registration rights agreement. The Company initially did not calculate the penalties incurred in connection with its failure to meet the deadline to file an effective registration statement. Following its review, the Company concluded that such penalties should be calculated as 3.5% multiplied by $3,140,000 multiplied by 3.5 months, which resulted in an increase of $384,651. The failure to properly account for such penalties resulted in an understatement of liquidated damage penalties (included in selling, general and administrative expense in the accompanying restated statement of losses) and an underestimate of accrued expenses as of September 30, 2005 aggregating $384,651.

         Separately, the Company reclassified $52,662 of previously incurred debt to an officer from accounts payable and accrued expenses to accounts and notes payable - related parties. As a result of the reclassification, accounts payable and accrued expenses were overstated by $52,662 and accounts and notes payable - related parties were understated by $52,662. There was no adjustment to the Company's statement of operations or cash flows as a result of the reclassification of the liability.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 18



         (b) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants that have registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified to equity. The Company did not record the fair value of warrant liability of $13,673,574 as of September 30, 2005 with the original filing. The net effect of the adjustment is an increase in liabilities of $13,673,574 as of September 30, 2005.

         (c) In February, 2005 the Company issued 1,500,000 shares of its restricted common stock to a Company officer and Director in exchange for $600,000 of previously incurred debt. The debt was in the form of a promissory note. The Company initially valued and recorded the issuance of the common stock based on the face value of the promissory note. Upon subsequent review the Company determined that the shares should be valued at $1.31 per share for a total of $1,965,000, which represents the fair value of the common stock on the date of the exchange. $1,365,000, the difference between the fair value of the common stock of $1,965,000 and the face value of the debt of $600,000, has been charged to current period selling, general and administrative expense. The Company initially recorded the value of the common stock at $600,000. The net effect of the adjustment is an increase of $1,365,000 in selling, general and administrative expense during the year ended September 30, 2005.

         Separately, the Company initially recorded the fair value of warrants issued to non-employees in connection with its financing activities as a charge to interest expense with the offset to additional paid in capital. Pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet. The net effect of the adjustment is a decrease of $924,086 in interest expense during the year ended September 30, 2005.

         The following summarizes the adjustments:

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 19


         Summary:
         Adjustment for Fair value of stock issued in settlement of related party debt:       $   1,365,000
         Reclassification of fair value of financing warrants issued pursuant to EITF 00-19        (924,086)
                                                                                              --------------
         Net effect:                                                                          $     440,914

         (d) In July 2005, the Company entered into an agreement with Trilogy Capital Partners, Inc. and Joff Pollon ("Trilogy" and "Pollon") to
         provide marketing services to the Company for a term of one year, terminable thereafter by either party upon 30 days prior written notice. In connection with the agreement, the Company agreed to pay Trilogy a monthly fee of $12,500. The Company also issued Trilogy and Pollon warrants to purchase an aggregate of 9,000,000 shares of common stock at $0.55 per share, exercisable for a period of three years from issuance. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, "Accounting for Derivative
         Financial  Instruments  Indexed  to,  and  Potentially  Settled  in,  a
         Company's Own Stock", the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $4,117,500 and charged to operations as consulting fees. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified to equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 155.3%, (3) a risk-free interest rate of 3.82%, and (4) an expected life of 3 years.

         During the quarter ended December 31, 2004, the Company granted warrants to purchase 6,063,500 shares of its common stock to non-employees in exchange for services and financing expenses. The estimated fair value of the compensatory warrants granted to the non-employees in exchange for services and financing expenses was initially determined using the Black-Scholes pricing model and the following assumptions: a contractual term of 2 to 5 years, a risk free interest rate from 2.47% to 3.53%, a dividend yield of 0% and a volatility from 65.7% to 148.7%. The amount of the expense charged to operations for compensatory warrants granted in exchange for services and financing expenses was $3,169,052 for the quarter ended December 31, 2004.

         During the quarter ended March 31, 2005, the Company granted warrants to purchase 55,000 shares of its common stock to non-employees in exchange for services. The estimated fair value of the compensatory warrants granted to the non-employees in exchange for services was determined using the Black-Scholes pricing model with the following assumptions: a contractual term of 5 years, a risk free interest rate of 3.67%, a dividend yield of 0% and volatility of 152.59%. The amount of the expense charged to operations for compensatory warrants granted in exchange for services was $72,017 for the quarter ended March 31, 2005.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 20


         Summary:
         Total value of warrants described above:                                            $    7,358,569
         Less previously recorded                                                                  (956,305)
                                                                                             ---------------
         Net:                                                                                      6,402,264
         Adjustment  to fair value of common stock issued in  settlement  of related  party
         debt (see (b) above)                                                                     1,365,000
         Penalties accrued due to late registration (see (a) above)                                 384,651
         Correction in value of shares issued for services rendered                                (100,000)
                                                                                             ---------------
         Net effect:                                                                         $    8,051,915

         (e) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrant on that date will be reclassified to equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

         In accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the Company revalued the warrants with underlying shares subject to registration rights as of September 30, 2005 using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield and volatility were left unchanged but the Company applied a risk free interest rate of 4.18%, a volatility of 155.91% and a deemed fair value of common stock of $0.57, which was the closing price of the Company's common stock on September 30, 2005. The difference of $16,700,991 between the fair value of the warrants as of September 30, 2005 and the previous valuation as of February, 2005 has been recorded as a gain on revaluation of warrant liability and included in the restated consolidated financial statements.

         (f) Please refer to paragraph 1(e) above.

         (g) The Company misclassified a number of line items within the cash flow statement; the adjustments to correct these line items are as set forth below:

         1  Common stock issued for services                                          $        3,371,513
         2  Correction of shares issued originally labeled ESOP                               (3,960,000)
         3  Correction of amount of shares cancelled, previously issued for services             500,000
         4  Decrease in change in accounts receivable                                            (12,429)
         5  Increase in change in other assets                                                    12,429
         6  Correction of proceeds from exercise of options and warrants                          32,000
         7  Accounts payable correction                                                           56,487
                                                                                      -------------------
            Net effect:                                                               $                0

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 21


         (h) The Company initially classified capital expenditures as usage in cash flow for operations. The correct classification of the capital expenditures is under the investing activity.

         (i) The correction of the errors affecting accounts payable is summarized below:

         1  Recording of accrual for penalties as described in (a) above:      $       384,651
         2  Misclassification of debt payments                                         (24,854)
         3  Accrual adjustments                                                          6,196
                                                                               ----------------
            Net effect                                                         $       365,993

         (j) In connection with its financing activities, the Company issued convertible debt, which was converted to common stock within the same accounting period. The Company has revised its description of the financing as proceeds received from the issuance of convertible debt instead of a sale of common stock.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 6, 2007
Page 22


         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

                                                    Very truly yours,

                                                    /s/ Merrill M. Kraines

                                                    Merrill M. Kraines

Enclosures

cc:      Mr. John Krug, Senior Staff Attorney
         Mary Mast, Senior Accountant
         Amy Bruckner, Staff Accountant
         James A. Hayward, Applied DNA Sciences, Inc.